Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement 333-244352

NATIONAL FUEL GAS COMPANY

Final Term Sheet

May 15, 2023

Issuer:	National Fuel Gas Company

Security:	5.50% Notes due 2026

Ratings*:	Baa3/BBB-/BBB (Moody’s/S&P/Fitch)

Trade Date:	May 15, 2023

Settlement Date**:	May 18, 2023 (T+3)

Size:	$300,000,000

Maturity:	October 1, 2026

Benchmark Treasury:	3.625% due May 15, 2026

Benchmark Treasury Yield:	3.675%

Spread to Benchmark Treasury:	+190 basis points

Yield to Maturity:	5.575%

Price to Public:	99.780%

Coupon (Interest Rate):	5.50% per annum

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2023

Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes – Interest Rate Adjustment” in the Preliminary Prospectus Supplement dated May 15, 2023.

Make-Whole Optional Redemption:	At any time prior to maturity at the Treasury Rate plus 30 basis points

CUSIP/ISIN:	636180 BS9 / US636180BS91

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Wells Fargo Securities, LLC PNC Capital Markets LLC

Senior Co-Managers:	TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	CIBC World Markets Corp. Citizens Capital Markets, Inc. Comerica Securities, Inc. HSBC Securities (USA) Inc. KeyBanc Capital Markets Inc. M&T Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

It is expected that delivery of the notes will be made, against payment for the notes, on or about May 18, 2023, which will be the third business day following the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date of this term sheet will be required, because the notes initially will settle within three business days (T+3), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade on the date of this term sheet should consult their own legal advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities LLC, BofA Securities, Inc. or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. toll-free at (800) 294-1322 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.